Exhibit 99.1

GOVERNMENTAL GAMING REGULATIONS

New Jersey
General
On June 11, 2003, the New Jersey Casino Control Commission (the “NJCCC”) found that Marina District Development Company, LLC, a New Jersey limited liability company, which we refer to as the Operating Company or MDDC, complied with all the requirements of the New Jersey Casino Control Act (“Casino Control Act”) for the issuance of a casino license to own and operate the Borgata Hotel Casino and Spa. The effective date of the license was July 2, 2003, the date the NJCCC issued the Operating Company with an Operation Certificate. Such casino license was valid for a one year period and was renewed in June of 2004 for an additional one year period. On June 30, 2005 the casino license of the Operating Company was renewed for a five-year period and was most recently renewed effective July 1, 2010 for a five-year period ending June 30, 2015. Due to changes in the Casino Control Act, casino licensees will no longer be renewed, but instead casino licensees must submit documentation every five years (unless directed to do so sooner by the Division of Gaming Enforcement Office of the Attorney General of the State of New Jersey (the “NJDGE”)) to establish their qualification to retain casino licensure. MDDC is a wholly-owned subsidiary of Marina District Development Holding Company, LLC, which we refer to as the Holding Company, i.e. the Holding Company is the sole member of the Operating Company. Boyd Atlantic City, Inc., or BAC and a wholly-owned subsidiary of MGM Resorts International (“MGM”), MAC Corp., or MAC, were the initial members of the Holding Company with each having a 50% ownership interest therein. BAC is the Managing Member of the Holding Company. On March 24, 2010, MAC transferred its 50% ownership interest (the “MAC Interest”) in the Holding Company and certain land leased to MDDC into a divestiture trust, of which MGM and its subsidiaries are the economic beneficiaries (the “Divestiture Trust”), for sale to a third party in connection with MGM’s settlement agreement with the NJDGE (the “Settlement Agreement”).

A sale was never completed and after, among other things, modifications to MGM's compliance committee, MGM sought and obtained permission from the NJCCC on September 10, 2014, to reenter the Atlantic City market and regain the MAC Interest based upon NJCCC findings that MGM had once again satisfied the qualification requirements of the Casino Control Act.

The ownership and operation of casino gaming facilities in New Jersey are subject to the Casino Control Act and the regulations of the NJCCC and NJDGE collectively, sometimes hereinafter referred to as the “Gaming Authorities.” In general, the Casino Control Act and the regulations promulgated thereunder contain detailed provisions concerning, among other things:

•	the granting of casino licenses;

•	the suitability of the approved hotel facility and the amount of authorized casino space and gaming units permitted therein;

•	the qualification of natural persons and entities related to the casino licensee;

•	the licensing and registration of employees and vendors of casino licensees;

•	the rules of the games;

•	the selling and redeeming of gaming chips;

•	the granting and duration of credit and the enforceability of gaming debts;

•	the management control procedures, accountability, and cash control methods and reports to gaming agencies;

•	the security standards;

•	the manufacture and distribution of gaming equipment;

•	the equal opportunity for employees and casino operators, contractors of casino facilities, and others; and

•	advertising and entertainment; and

•	alcoholic beverages.

The Gaming Authorities are empowered under the Casino Control Act to regulate a wide spectrum of gaming and non-gaming related activities and to approve the form of ownership and financial structure of not only a casino licensee, but also its entity qualifiers and intermediary and holding companies.

No casino hotel facility may operate unless the appropriate license and approvals are obtained from the Gaming Authorities, which has broad discretion with regard to the issuance, renewal, revocation, and suspension of such licenses and approvals, which are nontransferable. The qualification criteria with respect to the holder of a casino license include the following:

•	its financial stability, integrity and responsibility;

•	the integrity and adequacy of its financial resources which bear any relation to the casino project;

•	its good character, honesty, and integrity; and

•	the sufficiency of its business ability and casino experience to establish the likelihood of creation and maintenance of a successful, efficient casino operation.

The NJCCC may reopen licensing hearings at any time and must reopen a licensing hearing at the request of the the NJDGE.

To be considered financially stable, a licensee must demonstrate the following ability:

•	to pay winning wagers when due;

•	to achieve a gross operating profit;

•	to pay all local, state, and federal taxes when due;

•	to make necessary capital and maintenance expenditures to insure that it has a superior first-class facility; and

•	to pay, exchange, refinance or extend debts which will mature and become due and payable during the license term.

In the event a licensee fails to demonstrate financial stability, the Gaming Authorities may take such action as it deems necessary to fulfill the purposes of the Casino Control Act and protect the public interest, including:

•	issuing conditional license approvals or determinations;

•	establishing an appropriate cure period;

•	imposing reporting requirements;

•	placing restrictions on the transfer of cash or the assumption of liability;

•	requiring reasonable reserves or trust accounts;

•	denying licensure; or

•	appointing a conservator.

Pursuant to the Casino Control Act, regulations and precedent, no entity may hold a casino license unless: (1) each officer of the casino licensee; (2) each director of the casino licensee; (3) each person who directly or indirectly holds any beneficial interest or ownership of the securities issued by such casino licensee; (4) any holder who in the opinion of the director of the NJDGE has the ability to control the casino license or to elect a majority of the board of directors of casino licensee; and (5) each holding, intermediary or subsidiary company of the casino licensee obtains and maintains qualification approval from the Gaming Authorities. As to each holding, intermediary and subsidiary company of an applicant for or holder of a casino license, such applicants and holders shall be required to establish and maintain the qualifications of the following: (1) each corporate officer as defined in the Casino Control Act; (2) each director; (3) each person who directly or indirectly holds a beneficial interest or ownership interest of 5% or more in such company; (4) any person who in the opinion of the director of the NJDGE has the ability to control or elect a majority of the board of directors of such company; and (5) any other person who the director may consider appropriate to obtain and maintain qualification approval from the Gaming Authorities.

In addition, each party to an agreement for the management of a casino is required to hold a license, and the party who is to manage the casino must own at least 10% of all the outstanding equity securities of the casino licensee. Such an agreement shall provide for:

•	the complete management of the casino;

•	the sole and unrestricted power to direct the casino operations; and

•	a term long enough to ensure the reasonable continuity, stability, independence and management of the casino.

Qualification Requirements and Waivers for Certain Institutional Investors
An entity qualifier or intermediary or holding company is required to be qualified by the NJCCC and meet the same basic standards for approval as a casino licensee; provided, however, that Director of the NJDGE, shall have the authority to waive any or all of the qualification requirements for any corporate officer as defined in the Casino Control Act, each director and each person who directly or indirectly holds a beneficial interest or ownership interest of 5% or more in such company. Applicants for and holders of casino licenses shall be required to establish and maintain the qualifications of any financial backer, investor, mortgagee, bondholder, or holders of indentures, notes or other evidences of indebtedness, either in effect or proposed which bears relation to the casino operation or casino hotel premises who holds 25% or more of such financial instruments or evidences of indebtedness; provided however in circumstances of default, any person holding 10% of such financial instruments or evidences of indebtedness shall be required to establish and maintain his qualifications. The director of the NJDGE may, in his discretion, require that any other financial backer, investor, mortgagee, bondholder, or holder of indentures, notes or other evidences of indebtedness who does not meet the threshold set forth herein to establish and maintain his qualifications. Banks and licensed lending institutions are exempt from any qualification requirements under this act if such bank or licensed lending institution is acting in the ordinary course of business.

An Institutional Investor is defined by the Casino Control Act as any:

•	retirement fund administered by a public agency for the exclusive benefit of federal, state, or local public employees;

•	investment company registered under the Investment Company Act of 1940;

•	collective investment trust organized by banks under Part Nine of the Rules of the Comptroller of the Currency;

•	closed end investment trust;

•	chartered or licensed life insurance company or property and casualty insurance company;

•	banking and other chartered or licensed lending institution;

•	investment advisor registered under the Investment Advisers Act of 1940; and

•	such other persons as the NJDGE may determine for reasons consistent with the policies of the Casino Control Act.

An Institutional Investor is granted a waiver by the NJDGE from financial source or other qualification requirements applicable to a holder of securities, in the absence of a prima facie showing by the NJDGE that there is any cause to believe that the Institutional Investor may be found unqualified, on the basis of NJDGE findings that:

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its holdings were purchased for investment purposes only and, upon request by the NJDGE, it files a certified statement to the effect that is has no intention of influencing or affecting the affairs of the issuer, the casino licensee or its holding or intermediary companies; provided, however, that the Institutional Investor will be permitted to vote on matters put to the vote of the outstanding security holders; and

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if the securities are debt securities of a casino licensee’s holding or intermediary companies or another subsidiary company of the casino licensee’s holding or intermediary companies which is related in any way to the financing of the casino licensee and represent either:

25% or less of the total outstanding debt of the company; or
50% or less of any issue of outstanding debt of the company, unless the full issue is in the amount of $150 million or less;

•	the securities are under 25% of the equity securities of a casino licensee’s holding or intermediary companies; or

•	if the securities so held exceed such percentages, upon a showing of good cause.

If an Institutional Investor changes its investment intent, or if the Gaming Authorities find reasonable cause to believe that it may be found unqualified, the Institutional Investor may take no action with respect to the security holdings, other than to divest itself of such holdings, until it has applied for interim casino authorization and has executed a trust agreement pursuant to such an application.

Restrictions Upon Issuance, Ownership and Transfer of Securities
The Casino Control Act imposes certain restrictions upon the issuance, ownership, and transfer of securities of a Regulated Company, and defines the term “security” to include instruments which evidence a direct or indirect beneficial ownership or creditor interest in a Regulated Company including, but not limited to, mortgages, debentures, security agreements, notes and warrants and any disposition thereof shall be effective five business days after the NJCCC receives notice of such disposition, unless within the 5 business day period the NJCCC disapproves of such disposition.

If the Gaming Authorities find that a holder of such securities is not qualified under the Casino Control Act, they have the right to take any remedial action they deem appropriate, including the right to force divestiture by such disqualified holder of such securities. In the event that certain disqualified holders fail to divest themselves of such securities, the Gaming Authorities have the power to revoke or suspend the casino license affiliated with the Regulated Company which issued the securities. If a holder is found unqualified, it is unlawful for the holder:

•	to exercise, directly or through any trustee or nominee, any right conferred by such securities; or

•	to receive any dividends or interest upon any such securities or any remuneration, in any form, from its affiliated casino licensee for services rendered or otherwise.

With respect to non-publicly-traded securities, the Casino Control Act and regulations require that the corporate charter or partnership agreement of a Regulated Company establish:

•	a right of prior approval by the Gaming Authorities to disapprove with regard to transfers of securities, shares and other interests; and

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an absolute right in the Regulated Company to repurchase at the market price or the purchase price, whichever is the lesser, any such security, share, or other interest in the event that the Gaming Authorities disapprove a transfer.

With respect to publicly-traded securities, such corporate charter or partnership agreement is required to establish that any such securities of the entity are held subject to the condition that, if a holder thereof is found to be disqualified, such holder shall dispose of such securities. Whenever any person enters into a contract to transfer any property which relates to an on-going casino operation, including a security of the casino licensee or a holding or intermediary company or entity qualifier, under circumstances which would require that the transferee obtain licensure or be qualified under the Casino Control Act, and that person is not already licensed or qualified, the transferee is required to apply for interim authorization. Furthermore, the closing or settlement date in the contract may not be earlier than the 121st day after the submission of a complete application for licensure or qualification together with a fully executed trust agreement in a form approved by the Gaming Authorities. If, after the report of the NJDGE and a hearing by the NJCCC, the NJCCC grants interim authorization, the property will be subject to a trust. If the NJCCC denies interim authorization, the contract may not close or settle until the NJCCC makes a determination on the qualifications of the applicant. If the NJCCC denies qualification, the contract will be terminated for all purposes, and there will be no liability on the part of the transferor.

If, as the result of a transfer of publicly-traded securities of a Regulated Company or a financing entity of a Regulated Company, any person is required to qualify under the Casino Control Act, that person is required to file an application for licensure or qualification within 30 days after the Gaming Authorities determine that qualification is required or declines to waive qualification.
The application must include a fully executed trust agreement in a form approved by the Gaming Authorities, or in the alternative, within 120 days after a determination that qualification is required; the person whose qualification is required must divest such securities as the NJCCC may require in order to remove the need to qualify.

The NJCCC may grant interim casino authorization where it finds by clear and convincing evidence that:

•	statements of compliance have been issued pursuant to the Casino Control Act;

•	the casino hotel is an approved hotel in accordance with the Casino Control Act;

•	the trustee satisfies qualification criteria applicable to casino key employees, except for residency; and

•	interim operation will best serve the interests of the public.

When the NJCCC finds the applicant qualified, the trust will terminate. If the NJCCC denies qualification to a person who has received interim casino authorization, the trustee is required to endeavor, and is authorized, to sell, assign, convey, or otherwise dispose of the property subject to the trust to such persons who are licensed or qualified or shall themselves obtain interim casino authorization.

Where a holder of publicly-traded securities is required, in applying for qualification as a financial source or qualifier, to transfer such securities to a trust in application for interim casino authorization and the NJCCC thereafter orders that the trust become operative:

•	during the time the trust is operative, the holder may not participate in the earnings of the casino hotel or receive any return on its investment or debt security holdings; and

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after disposition, if any, of the securities by the trustee, proceeds distributed to the unqualified holder may not exceed the lower of their actual cost to the unqualified holder or their value calculated as if the investment had been made on the date the trust became operative.

Casino Floor Space
The Gaming Authorities may permit a licensee to increase its casino space if the licensee agrees to add a prescribed number of qualifying sleeping units within two years after the commencement of gaming operations in the additional casino space. However, if the casino licensee does not fulfill such agreement due to conditions within its control, the licensee will be required to close the additional casino space, or any portion of thereof that the Gaming Authorities determine should be closed.

Fees, Taxes and Penalties
The Gaming Authorities are authorized to establish fees for the retention of casino licenses. The fee is based upon the cost of maintaining control and regulatory activities prescribed by the Casino Control Act, and the deposit of such fee may not be less than $100,000. Additionally, casino licenses are subject to potential assessments to fund any annual operating deficits incurred by the NJCCC or the NJDGE. Additionally, each casino licensee is also required to pay an annual tax of 8% on its gross casino revenues. Furthermore, there is a $3.00 room tax fee on all rooms, including complimentary rooms, the proceeds of which are primarily deposited into a special fund. There is also an annual license fee of $500 for each slot machine maintained for use or in use in any casino.

An investment alternative tax imposed on the gross casino revenues of each licensee in the amount of 2.5% is due and payable on the last day of April following the end of the calendar year. A licensee is obligated to pay the investment alternative tax for a period of 50 years. This investment alternative tax may be offset by investment tax credits equal to 1.25% of gross gaming revenue, which are obtained by purchasing bonds issued by, or investing in housing or other development projects approved by, the Casino Reinvestment Development Authority.

As part of the State of New Jersey’s plan to revitalize Atlantic City, a new law was enacted in February 2011 requiring that a tourism district (the “Tourism District”) be created and managed by the Casino Reinvestment Development Authority (the “CRDA”). The Tourism District has been established to include each of the Atlantic City casino properties along with certain other tourism related areas of Atlantic City. The law requires that a public-private partnership be created between the CRDA and a private entity that represents existing and future casino licensees. The private entity, known as The Atlantic City Alliance (the “ACA”), has been established in the form of a not-for-profit limited liability company, of which MDDC is a member. The public-private partnership between the ACA and CRDA shall be for an initial term of five years and its general purpose shall be to revitalize the Tourism District. The law required that a $5 million contribution be made to this effort by all casinos prior to 2012 followed by an annual amount of $30 million to be contributed quarterly by the casinos commencing January 1, 2012 for a term of five years. Each casino’s share of the quarterly contributions will equate to a percentage representing its gross gaming revenue for each corresponding period compared to the aggregate gross gaming revenues for that period for all casinos.

If, at any time, it is determined that a Regulated Company has violated the Casino Control Act, or that any such entity cannot meet the qualification requirements of the Casino Control Act, such entity could be subject to fines or the suspension or revocation of its license or qualification. If a Regulated Company’s license is suspended for a period in excess of 120 days or revoked, or upon the failure or refusal to renew a casino license, the NJCCC could appoint a conservator to operate or dispose of such entity’s casino hotel facilities. The conservator would be required to act under the direct supervision of the Gaming Authorities and would be charged with the duty of conserving, preserving and, if permitted, continuing the operation of such casino hotel. During the period of true conservatorship, a former or suspended casino licensee is entitled to a fair rate of return out of net earnings, if any, on the property retained by the conservator. The Gaming Authorities may also discontinue any conservatorship action and direct the conservator to take such steps as are necessary to affect an orderly transfer of the property of a former or suspended casino licensee.

Miscellaneous Requirements
Casino key employees are subject to more stringent requirements than non-supervisory employees (dealers, security officers and the like) and all non-casino employees and must meet standards pertaining to financial stability, responsibility, good character, honesty, integrity and New Jersey residency. These requirements have resulted in significant competition among Atlantic City casino operators for the services of qualified employees.

Casinos must follow certain procedures which are outlined in the Casino Control Act when granting gaming credit and recording counter checks which have been exchanged, redeemed or consolidated. Gaming debts arising in Atlantic City in accordance with applicable regulations are enforceable in the courts of the State of New Jersey.

If a patron does not claim money or redeem the representation of debt owed to such patron from a gaming transaction within one year of the date of the transaction, the obligation of the casino licensee to pay the patron shall expire. 25% of the money or the value of the debt shall be paid to the Casino Revenue Fund by the casino licensee, and the remaining 75% shall be retained by the casino licensee, provided the licensee uses the full amount for marketing purposes.

Smoking
On January 15, 2006, the New Jersey State Legislature enacted the Smoke-Free Air Act that became effective April 15, 2006. This law called for smoke-free environments in essentially all indoor workplaces and places open to the public including places of business and service-related activities. The law contains several exceptions including an exemption for all casino floor space and 20% of a hotel’s designated hotel rooms. On February 15, 2007, Atlantic City promulgated a local ordinance that is more restrictive than the aforementioned state law. Specifically this ordinance reduced the casino floor exemption to 25% of a casino’s floor space. As such, smoking is prohibited on 75% of a casino’s floor space and permitted on 25% of a casino’s floor space subject to the following conditions:

•	By April 15, 2007, casinos were required to limit smoking to 25% of their casino floor space, which areas initially were not required to be enclosed and separately ventilated.

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Ultimately, the 25% of the casino floor in which smoking would be permissible was required to be enclosed and separately ventilated. Casinos had a period of time to commence construction of the enclosures.

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In April 2008, Atlantic City voted to completely ban smoking on the casino floor, to take effect in October 2008; however, as a consequence of the economic downturn, in October 2008, Atlantic City voted to overturn the temporary smoking ban, returning to the 2007 law restricting smoking to no more than twenty-five percent of the casino floor.

•	The postponement of the full smoking ban became effective on November 16, 2008.

•	In December 2009, Atlantic City’s City Council announced it would not consider a full smoking ban pending further review.

Under the Atlantic City ordinance, smoking remains permissible in 20% of a hotel’s designated hotel rooms, consistent with state law.

Internet Gaming and Sports Betting
On February 26, 2013, Governor Christopher Christie signed legislation which will permit casino licensees or their Internet gaming affiliates who obtain an internet gaming permit to offer Internet gaming to individuals who have established a wagering account and are physically present in New Jersey. The legislation also held up the possibility of allowing individuals from jurisdictions which have entered into an agreement with the NJDGE, such that multi-state or international to participate in Internet wagering pools, but no such agreements or compacts have yet been implemented. Any game that the NJDGE authorizes is permissible. The tax on gross Internet gaming revenue is 15%, and the annual permit fee is based on the cost of investigations and consideration of the application, and shall not be less than $400,000 for the first year and no less than $250,000 for each renewal, based on the cost of maintaining enforcement control and regulation of internet wagering operations. There is also an annual fee of $250,000 payable by each casino licensee with an Internet permit, to be allocated for compulsive gambling treatment. The law has a 10 year sunset provision. Regulations were put in place and New Jersey became the third state (after Nevada and Delaware) to initiate Internet gaming operations on November 25, 2013. After one year of operations, the NJDGE reported that Internet gaming "win" was $120.5 million.

An amendment to New Jersey’s Constitution which permitted sports betting was passed in November of 2011. Legislation was enacted and the NJDGE adopted sports betting regulations. Various professional sports leagues and the NCAA filed a lawsuit challenging the legality of the New Jersey legislation, on the primary basis that it violates the U.S. Professionals and Amateur Sports Protection Act (“PASPA”), the Federal law that prohibits sports betting in most states. In March of 2013 the U.S. District Court of New Jersey ruled that the sports betting legislation did violate PASPA, and that ruling was upheld on appeal in a 2 to 1 decision of the Third Circuit of Appeals the following September. The U.S. Supreme Court declined to review that decision which became final. The New Jersey Legislature passed another bill, which became the 2014 Sports Wagering Law, which the governor signed in October. The NCAA and sports leagues challenged that law as well, and again the U.S. District Court ruled the New Jersey law invalid. New Jersey has stated it would appeal the ruling. As such, the future of sports betting in New Jersey is still unknown.